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August 11, 2009
Cicely LaMothe, Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AMB Property, L.P. File No. 001-14245 Form 10-K for the year ended December 31, 2008
Dear Ms. LaMothe:
          On behalf of AMB Property, L.P., a Delaware limited partnership (the “OP”), we hereby set forth the following information in response to the comments contained in the letter dated August 10, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the OP’s responses.
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Form 10-K
Note 11, Partners’ Capital, page F-33
1.	We have read and considered your response to comment six. Please address the following:
•	Explain what the assignment agreement is and its purpose.

•	Explain why you aggregate the operating partnership (“OP”) and the REIT when discussing the redemption terms. Tell us the actual contractual terms associated with the redemption.

•	If the OP has the ability to decide cash or share settlement, tell us the mechanism the OP has to obtain REIT (parent) shares and clarify if

Cicely LaMothe, Branch Chief
August 11, 2009

there is a separate contractual arrangement whereby the REIT is bound to issue those shares or whether this obligation is a part of the partnership agreement.
          The common and preferred operating partnership units and the corresponding common and preferred REIT shares, respectively, are designed to be economically equivalent. For each REIT share issued, the OP has a corresponding unit outstanding that is owned by the REIT. The OP’s partnership agreement (the “Partnership Agreement”) contains various provisions designed to ensure that OP units and the corresponding REIT shares continue to have economic parity. For example, the Partnership Agreement provides that:
•	The REIT may generally not issue any additional securities unless it contributes the net proceeds to the OP. Section 4.3.D of the Partnership Agreement.

•	If the REIT issues shares pursuant to a stock incentive plan, the REIT must contribute any proceeds to the OP in exchange for an amount of additional partnership units equal to the number of shares issued. Section 4.4 of the Partnership Agreement.

•	If the REIT repurchases REIT shares, the OP will redeem from the REIT an equivalent number of partnership units. Section 7.5.B of the Partnership Agreement.

•	If the REIT does a stock split or issues a stock dividend, equivalent adjustments are made to the operating partnership units to maintain economic parity. Definition of “REIT Shares Amount” in Section 1.1 of the Partnership Agreement.
          Additionally, the OP pays a distribution amount per unit that corresponds to the dividend amount that the REIT pays per REIT share. The OP pays the REIT, as holder of common and preferred units of the OP, the applicable distribution amount per class or series of units held by the REIT. The REIT uses the distributions it receives from the OP to pay its common and preferred stockholders.
          The REIT and the OP are structured and operated as one interrelated, consolidated business under a single management. The redemption mechanism of the operating partnership units is interrelated with the redemption mechanism of the shares of REIT stock. Section 8.6 of the Partnership Agreement provides that the common limited partners have the right to require the OP to redeem all or a portion of the common partnership units held by the common limited partners in exchange for cash. Section 8.6 of the Partnership Agreement further provides that, notwithstanding this right of redemption, the REIT, acting as general partner of the OP may, in its sole and absolute discretion (subject to the limitations on ownership and transfer of REIT shares set forth in the REIT’s charter) elect to acquire some or all of the tendered units from the tendering partner in exchange for REIT shares (the “Exchange Right”).
          The REIT and the OP have entered into an Assignment and Assumption Agreement (the “Assignment Agreement”). Pursuant to the Assignment Agreement, the REIT has transferred the Exchange Right to the OP. As a result and as noted in the OP’s letter to the Staff dated June 5,

Cicely LaMothe, Branch Chief
August 11, 2009

2009, the Assignment Agreement gives the OP the option, which is in the OP’s sole control, of settling redemptions of its common limited partnership units in either cash or in common shares of the REIT. The Assignment Agreement was put in place to clarify that the right of redemption is in the sole control of the OP. Thus, the form of the documentation confirms the substance of the company’s practice. Further, when discussing the redemption terms, management aggregates the REIT and OP because the decision with respect to the redemption of the operating partnership units is made by a single management making decisions for both the OP and the REIT acting in concert.
          The Assignment Agreement further provides that if the OP, in connection with a tendering partner’s exercise of its redemption right, elects to exercise the Exchange Right rather than pay cash, the REIT must issue REIT shares to the tendering partner.
2.	Explain the redemption terms for the common units outstanding at the OP level that are in fact held by the REIT and how you have evaluated such redemption rights under EITF Topic D-98, including redemptions required by the OP in order to maintain the 1:1 ratio at the REIT/OP. Similarly advise us your consideration of the preferred units held by the REIT, in which the redemption provisions are solely within control of the REIT as noted in your response to our prior comment seven.
          The REIT and the OP are fundamentally structured and operated together as one interrelated consolidated company. The redemption mechanism of the operating partnership units is interrelated with the redemption mechanism of the shares of REIT stock. The common operating partnership units that are held by the REIT are redeemable only to maintain the 1:1 ratio of outstanding shares of common stock of the REIT to the outstanding common units of the OP and to facilitate the movement of cash to the REIT from the OP upon redemption of REIT stock. Similarly, the preferred operating partnership units that are held by the REIT are redeemable only to maintain the 1:1 ratio of outstanding shares of preferred stock of the REIT to the outstanding preferred units of the OP and to facilitate the movement of cash to the REIT from the OP upon redemption of REIT stock. Since the REIT itself has virtually no assets other than its investment in the OP, it cannot repurchase shares of REIT stock without first obtaining the cash for the repurchase from the OP. This means that the first step in the process is that the OP will redeem, in exchange for paying cash to the REIT, a number of partnership units from the REIT equal to the number of shares of stock the REIT will repurchase at a price per unit equal to the price per share the REIT will pay for the repurchased shares. The REIT will then use this cash to repurchase the shares.
           Given the OP has the same management as the REIT and that management operates the REIT and the OP as one company, the OP operates in concert with the REIT in effecting the issuance and redemption of common and preferred stock. Therefore, permanent equity classification is appropriate. Although the Partnership Agreement provides that the REIT will cause the OP to redeem from it a number of common or preferred units, as the case may be, that number always equals the number of the equivalent REIT shares to be repurchased. The decision to redeem is made by one

Cicely LaMothe, Branch Chief
August 11, 2009

management team acting for both the OP and the REIT and causing the two entities to act in concert. Additionally, the REIT conducts substantially all of its business through the OP. Paragraph 6 of EITF Topic D-98 states that all of the facts and circumstances should be considered in determining how an equity security should be classified. Based on all the facts and circumstances, management respectfully submits that in substance the REIT and the OP are acting as a single entity that controls the redemption of the units. Under the criteria outlined in EITF Topic D-98:
1)	The common or preferred operating partnership units held by the REIT are not redeemable at a fixed or determinable price on a fixed or determinable date.

2)	The common or preferred units held by the REIT are not redeemable at the sole option of the holder. The REIT and the OP are structured and operated as one interrelated, consolidated company. The redemption mechanism of the partnership units of the OP is interrelated with the redemption mechanism of the shares of REIT stock, and thus, both the REIT and the OP, acting together, determine the redemption process. The common or preferred operating partnership units held by the REIT are redeemable only when the REIT redeems common shares or preferred stock in the marketplace. As noted above, the REIT has no means of obtaining the cash for a redemption of its stock other than receiving it from the OP as part of the OP’s redemption of units held by the REIT. Given that the OP’s and the REIT’s management are the same, the two entities are acting in concert with the OP merely acting through the REIT as the mechanism for issuance and redemption of public common and preferred equity, in redeeming the common or preferred REIT shares. Because the REIT and the OP act in concert to redeem the preferred and common shares and units and the REIT has no means of obtaining the cash for a redemption of its stock other than receiving it from the OP as part of the OP’s redemption of units held by the REIT, management does not consider the REIT, in its capacity as a preferred and common unitholder, to have control over the redemption of the units.

3)	The common or preferred units are not redeemable upon the occurrence of an event that is not solely within the control of the issuer. The REIT and the OP are structured and operated as one interrelated consolidated company. The redemption mechanism of the partnership units of the OP is interrelated with the redemption mechanism of the shares of REIT stock, and thus, both the REIT and the OP, acting together, determine the redemption process. The operating partnership units are redeemable only when the REIT redeems common or preferred REIT shares in the marketplace. As noted above, the REIT has no means of obtaining the cash for a redemption of its stock other than receiving it from the OP as part of the OP’s redemption of units held by the REIT. Given that the OP’s and the REIT’s management are the same, the two entities are acting in concert, with the OP merely acting through the REIT as the mechanism for issuance and redemption of public common and preferred equity, in redeeming the common or preferred REIT shares.
              As noted in the OP’s response to comment 6, in its letter dated June 5, 2009, management has reviewed all of the examples and criteria in paragraphs 7-9 of EITF Topic D-98 and 12—32 of

Cicely LaMothe, Branch Chief
August 11, 2009

EITF 00-19 and noted no other redemption provisions that are not solely within the control of the OP.
3.	We note your interpretation that under EITF 98-2, the REIT’s shares should be treated as those of the OP. Please describe any conflict in fiduciary duties which may exist between the REIT and the OP with respect to the redemption request and the decision to settle such redemption request in cash or common shares of the REIT, and how you considered those conflicts in reaching the above conclusion. Can you explain when the REIT owns the majority of the OP units, how an action that would violate the REIT’s fiduciary duties to the OP unitholders, would not also be against the REIT’s own best interests? That is, is the fiduciary concern here more with the minority interests rather than the OP interests generally?
          Management does not believe that any conflict in fiduciary duties exists between the REIT and the OP with respect to a redemption request or the decision to settle any such redemption request in cash or common shares of the REIT.
          Management believes that there is no conflict of interest between an OP unitholder (whether or not a minority unitholder) and a REIT stockholder in the context of redemption of OP units for cash or REIT stock. There exists such congruence between the OP and the REIT that the REIT and OP have begun filing joint reports under the Securities Exchange Act of 1934, as amended. The REIT and the OP are structured and operated as one interrelated, consolidated company with the same management. The REIT conducts substantially all of its business through the OP. The REIT’s investment in the OP is the REIT’s only significant asset. Less than approximately 0.5% of the REIT’s total assets are owned outside of the OP.
          An OP unit and a corresponding REIT share are fundamentally designed to be economically equivalent and all OP limited partnership unitholders have the right to redemption beginning one year after the issuance of the units. What is good for one entity’s equity holders is also good for the other entity’s equity holders. For example, if the OP issues debt to the public, a unitholder of the OP would be in the same position with respect to the balance sheet of the REIT, which guarantees certain of the OP’s unsecured debt, as a stockholder of the REIT.
          As a result of the foregoing factors, the decision whether to settle a redemption request in cash or common shares of the REIT is based upon an analysis of the business as a whole, including the impact on OP unitholders and REIT stockholders, and there is no conflict in fiduciary duties between the REIT and the OP with regard to the OP interests generally or the minority interests in particular.
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Cicely LaMothe, Branch Chief
August 11, 2009

          In connection with the OP’s responses to the Staff comments, the OP acknowledges that:
•	The OP is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The OP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Pursuant to discussions between Linda Van Doorn and John Huber of this firm on August 10, 2009, the company continues to consider an offering of securities. While the REIT has an effective shelf for equity offerings, should the company determine to do a debt offering, the OP would need to file a new WKSI registration statement under the Securities Act. Please call the undersigned at (415) 395-8131 or John Huber at (202) 637-2242 to discuss our responses to the Staff’s comment letter.
Very truly yours,
/s/ Laura L. Gabriel
Laura L. Gabriel
of Latham & Watkins LLP

cc:	Linda Van Doorn, Senior Assistant Chief Accountant
Jorge Bonilla, Senior Staff Accountant
Wendy S. McCray, Partner, PricewaterhouseCoopers LLP
Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation